SECURITIES AND EXCHANGE COMMISSION

02043859

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Progress Energy, Inc. — 0001094093

Exact Name of Registrant as Specified in Charter — Registrant CIK Number

Form U-1/A (Exhibit E) — File No. 70-10060

Electronic Report, Schedule or Registration — SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2002.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on July 17, 2002, that the information set forth in this statement is true and complete.

By: [signature]
Andrew F. MacDonald

Counsel for Progress Energy, Inc.

DC #115651 v1

Exhibit E

Progress Energy, Inc.
Corporate Legal Entity Structure


Progress Energy, Inc.
Eastern North Carolina Natural Gas Company (50%)
Carolina Power & Light *
CaroFund, Inc.
CaroHome, LLC **
Capitan, Inc.
CaroFinancial, Inc.
Caronet, Inc. *****
Strategic Resource Solutions Corp.
SRS Engineering Corp.
Spectrum Controls, Inc.
PV Holdings, Inc.
Progress Ventures, Inc.
Progress Genco Ventures, LLC
DeSoto County Generating Co., LLC
Effingham County Power, LLC
Rowan County Power, LLC
West Generating Company, LLC
MPC Generating, LLC
Baldwin County Ventures, LLC
Walton County Power, LLC
Washington County Power, LLC
CPL Synfuels, LLC
Solid Fuel, LLC (90%)
Sandy River Synfuel, LLC (90%)
Colona Synfuel, LLLP (17%)
North Carolina Natural Gas Corporation
Cape Fear Energy Corp.
NCNG Cardinal Pipeline Investment Corp.
NCNG Pine Needle Investment Corp.
Progress Energy Service Co., LLC
Florida Progress Corp.
Progress Capital Holdings, Inc.
Florida Progress Funding Corporation
FPC Del, Inc.
Florida Power Corporation
Energy Solutions, Inc.
Progress Fuels Corporation ***
Progress Energy Corporation
PEC Fort Drum, Inc.
Westmoreland-Fort Drum, LP (88.9%)
Westpower - Fort Drum LLP (75%)
Black River Ltd Partnership (15%)
Progress Desal, Inc.
Progress Power Marketing, Inc.
Mid-Continent Life Insurance Co.
PIH, Inc. ****
Progress Reinsurance Co., Ltd.
Progress Telecom Corporation *****
Progress-Centrus, Inc.
Progress Provisional Holdings, Inc.
Progress Holdings, Inc.
Cadence Network, Inc. (minority interest)

* Excludes passive investments held by CP&L in low-income housing projects, venture capital projects, enterprise development projects, etc.

** CaroHome LLC owns various interests in low-income housing and historical properties.

*** See Progress Fuels subsidiaries on pages 2, 3, and 4.

**** See PIH subsidiaries on page 5.

***** See Caronet and Progress Telecommunications subsidiaries on page 6.

Note: Progress Energy or its subsidiaries own 100% of the voting securities of the subsidiaries or associate companies shown on the chart unless otherwise noted with other percentage interests.

Docs 84467 06-30-02

Exhibit E

Progress Fuels Corporation
Energy & Related Services Group



Florida Progress Corporation
Progress Capital Holdings, Inc.
Progress Fuels Corporation
Dulcimer Land Company, Inc.
Powell Mountain Coal Company, Inc.
Awayland Coal Company, Inc.
Homeland Coal Company, Inc.
49%
51%
Powell Mountain Joint Venture
Progress Land Corporation
Kentucky May Coal Company, Inc.
Kentucky May Mining Company
Cincinnati Bulk Terminals, Inc.
Diamond May Mining Company
Kanawha River Terminals, Inc.
Marigold Dock, Inc.
Ceredo Liquid Terminal, LLC
Black Hawk Synfuel LLC
New River Synfuel, LLC 10%
Colona Sub No. 2 LLC
1%
61.9%
Colona Synfuel Partnership L.L.L.P.
Colona Newco, LLC
20.1%
Coal Recovery V, LLC (25%)
Progress Materials, Inc.
Mannet Synfuel, LLC
Riverside Synfuel, LLC
EFC Synfuel LLC
Progress Synfuel Holdings, Inc.
Ceredo Synfuel LLC*
Sandy River Synfuel LLC**
Solid Energy LLC*
Solid Fuel LLC**
Dixie Fuels Limited (65%)
Dixie Fuels II Limited (50%)

* EFC Synfuel LLC and Progress Synfuel Holdings, Inc. own 99% and 1%, respectively.
** EFC Synfuel LLC and Progress Synfuel Holdings, Inc. own 9% and 1%, respectively.

Docs 84467 06-30-02

Exhibit E

Progress Fuels Corporation
Gas Operations Group



Florida Progress Corporation
Progress Capital Holdings, Inc.
Progress Fuels Corporation
Mesa Hydrocarbons, Inc.
WGC Holdco, LLC
1%
99%
Westchester Gas Company, Ltd.
Vaughan Holding Company, LLC
1%
Winchester Production Company, Ltd.
99%
0.5%
TGG Pipeline, Ltd.
99.5%
0.5%
C&S Service Company, Ltd.
99.5%
0.5%
Talco Midstream Assets, Ltd.
99.5%
6.3886%
Winchester Energy Company, Ltd.
93.6114%

Exhibit E

Progress Fuels Corporation
Rail Services Group



Florida Progress Corporation
Progress Capital Holdings, Inc.
Progress Fuels Corporation
Progress Metal Reclamation Company
Progress Rail Services Corporation
West Virginia Auto Shredding, Inc.
Progress Rail Holdings, Inc.
FM Industries, Inc.
Southern Machine and Tool Company
Railcar, Ltd.
Chemetron Railway Products, Inc.
United Industries Corporation
PRS International Sales Company, Inc.
Progress Rail Canada Corporation
Progress Vanguard Corporation
DAPCO Rail Services, LLC (60%)
S&L Railroad, LLC
Progress Rail Transcanada Corporation
1%
99%
Railcar Finance, LLC
Servicios Ferroviarios Progress, S. de R.L. de C.V.
82%
18%
Progress Rail Services de Mexico, S.A. de C.V.
21%
79%
Kentuckiana Railcar Repair & Storage Facility, LLC
Servicios Administrativos Progress S. de R.L. de C.V.

Exhibit E

PIH, Inc.


PIH, Inc.
PIH Tax Credit Fund I, Inc.
PIH Tax Credit Fund II, Inc.
PIH Tax Credit Fund III, Inc.
PIH Tax Credit Fund IV, Inc.
PIH Tax Credit Fund V, Inc.
PIH Tax Credit Fund VI, Inc.
PIH Tax Credit Fund VII, Inc.

Exhibit E

Telecommunications Group



Caronet, Inc.
Progress Telecommunications Corporation
≈30%
≈70%
Interpath Communications, Inc. (35%)
Autonomous Networks, LLC (33 1/3 %)
Progress Telecom Corporation
Progress Telecom Virginia, LLC
Progress Telecom International, LLC